UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMC NETWORKS INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00164V103

(CUSIP Number of Class A Common Stock)

James G. Gallagher

11 Penn Plaza

New York, NY 10001

(212) 324-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$250,000,000.00	$32,450

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $250 million in value of shares of the Class A common stock, par value $0.01 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by AMC Networks Inc., a Delaware corporation (“AMC Networks” or the “Company”), to purchase up to $250 million in value of shares of its Class A common stock, par value $0.01 per share (the “Class A Shares”), at a price not greater than $26.50 nor less than $22.50 per Class A Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 16, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information included in the Offer to Purchase and the related Letter of Transmittal are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is AMC Networks Inc., a Delaware corporation. The address of its principal executive office is 11 Penn Plaza, New York, NY, 10001 and its telephone number is (212) 324-8500. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Class A Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The name of the filing person is AMC Networks Inc., a Delaware corporation. The address of its principal executive office is 11 Penn Plaza, New York, NY, 10001 and its telephone number is (212) 324-8500. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Class A Shares; Odd Lots; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Class A Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Class A Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Class A Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares”), Section 13 (“Certain United States Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Class A Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a) Financial Information: Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information: Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)	Offer to Purchase, dated September 16, 2020.

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 ).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Annual Report on Form 10-K of AMC Networks Inc. for the fiscal year ended December 31, 2019 filed on February 27, 2020 (incorporated by reference to such filing).

(a)(5)(ii)	Quarterly Report on Form 10-Q of AMC Networks Inc. for the fiscal quarter ended March 31, 2020 filed on May 5, 2020 (incorporated by reference to such filing).

(a)(5)(iii)	Quarterly Report on Form 10-Q of AMC Networks Inc. for the fiscal quarter ended June 30, 2020 filed on August 5, 2020 (incorporated by reference to such filing).

(a)(5)(iv)	Current Report on Form 8-K of AMC Networks Inc. filed on March 27, 2020 (incorporated by reference to such filing).

(a)(5)(v)	Current Report on Form 8-K of AMC Networks Inc. filed on June 17, 2020 (incorporated by reference to such filing).

(a)(5)(vi)	Current Report on Form 8-K of AMC Networks Inc. filed on July 2, 2020 (incorporated by reference to such filing).

(a)(5)(vii)	Current Report on Form 8-K of AMC Networks Inc. filed on September 15, 2020 (incorporated by reference to such filing).

(a)(5)(viii)	Press Release, dated September 15, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on September 15, 2020).

(a)(5)(ix)	Summary Advertisement, dated September 16, 2020.

(a)(5)(x)	Email Communication to Employees of AMC Networks Inc.

(d)(i)	Form of Registration Rights Agreement between AMC Networks Inc. and The Charles F. Dolan Children Trusts (incorporated by reference to Exhibit 3.5 to the Company’s Amendment No. 5 to Registration Statement on Form 10 filed on June 6, 2011).

(d)(ii)	Form of Registration Rights Agreement between AMC Networks Inc. and The Dolan Family Affiliates (incorporated by reference to Exhibit 3.6 to the Company’s Amendment No. 5 to Registration Statement on Form 10 filed on June 6, 2011).

(d)(iii)	Registration Rights Agreement, dated as of June 30, 2011, among AMC Networks Inc., the subsidiary guarantors named therein, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the several initial purchasers (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on July 1, 2011).

(d)(iv)	Form of Standstill Agreement between AMC Networks Inc. and The Dolan Family Group (incorporated by reference to Exhibit 10.5 to the Company’s Amendment No. 5 to Registration Statement on Form 10 filed on June 6, 2011).

(d)(v)	AMC Networks Inc. Amended and Restated 2016 Employee Stock Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement filed on Schedule 14A filed on May 13, 2020).

(d)(vi)	AMC Networks Inc. Amended and Restated 2011 Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B to the Company’s Proxy Statement filed on Schedule 14A filed on May 13, 2020).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMC NETWORKS INC.

	By:	/s/ Sean S. Sullivan
	Name:	Sean S. Sullivan
Dated: September 16, 2020	Title:	Executive Vice President and Chief Financial Officer